WINGS & THINGS, INC.

455 EAST 400 SOUTH, SUITE 313

SALT LAKE CITY, UTAH 84111

August 11, 2011

Tia Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Wings & Things, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

File No. 000-30529

Dear Ms. Jenkins,

This letter is in response to your comment letter dated August 3, 2011 regarding the above identified Form 10-K of Wings & Things, Inc. (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K and Form 10-Q until you confirm that our proposed responses are adequate to address your concerns.

We are providing our proposed responses to your comments and upon your review and acceptance of our revisions, the Company will file the amended Forms 10-K and 10-Q.  On the following pages we have restated your comments and each comment is followed by the Company’s response.

Report of Independent Registered Public Accounting Firm, page 12

1.

We note that the audit report only covers the financial statements as of and for each year in the two year period ended December 31, 2010.  Since you are a development stage entity, auditor association with the cumulative period from inception to the most recent year-end is required for as long as you are in the development stage.  We note the audit report refers to the work of a predecessor auditor for the period from March 11, 1986 (inception) to December 31, 2008, but that auditor is no longer registered with the PCAOB so the reference is not compliant with Article 2 of Regulation S-X.  Please advise your auditor to delete the reference.  Revise to include an audit report issued by a PCAOB-registered auditor that covers the financial statements of all periods from March 11, 1986 to December 31, 2010.

Response:  The Company believes that it is not necessary to obtain a new audit report that covers all periods because the successor auditor made reference to the predecessor auditor in accordance with Paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards.

Paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards outlines the required references when a predecessor auditor’s report is not presented with the financial statements.  Portions of paragraph 74 follow:

“If the financial statements of a prior period have been audited by a predecessor auditor whose report is not presented, the successor auditor should indicate in the introductory paragraph of his or her report (a) that the financial statements of the prior period were audited by another auditor, fn 29 (b) the date of his or her report, (c) the type of report issued by the predecessor auditor, and (d) if the report was other than a standard report, the substantive reasons therefor. fn 30 . . .”

“If the predecessor auditor’s report was other than a standard report, the successor auditor should describe the nature of and reasons for the explanatory paragraph added to the predecessor’s report or the opinion qualification.”

In this case, the successor auditor, Michael J. Larsen, CPA (“Larsen”), made reference to the  predecessor auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC, a registered PCAOB firm at the time of the report, because the Chisholm report was not being presented with the financial statements and Paragraph 74 of AU Section 508 required certain references appear in Larsen’s report.  Accordingly, proper references were made in this circumstance pursuant to PCAOB Interim Auditing Standards and a new audit report is not required.

Item 9A.  Control and Procedures, page 20

2.

We note that your President has concluded that the lack of an adequate control environment constituted a deficiency in your disclosure controls and procedures (“DC&P”).  Please revise to state clearly whether your DC&P were effective or not effective as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.  Revise the Form 10-Q for the interim period ended March 31, 2011 as well.

Response:  We intend to revise Item 9A as follows (underlined) to include the conclusion of the principal executive officer and the principal financial officer regarding the effectiveness of our DC&P.  We intend to also revise the disclosures under Item 4 in the Form 10-Q for the period ended March 31, 2011 in a similar manner to address your concerns.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated to allow timely decisions regarding required disclosure.  Our President, who serves as our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and he determined that our disclosure controls and procedures were ineffective due to a control deficiency.  During the period we did not have additional personnel to allow segregation of duties to ensure the completeness or accuracy of our information.  Due to the size and operations of the Company we are unable to remediate this deficiency until we acquire or merge with another company.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

*

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at cshypc@hotmail.com, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Greg L. Popp

Greg L. Popp

President